FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Ur-Energy Inc.
55 Metcalfe Street, Suite 1300
Ottawa, Ontario K1P 6L5

2.	Date of Material Change

December 20, 2013

3.	News Release

Attached as Schedule A is a copy of the news release issued by Ur-Energy Inc. (the “Company” or “Ur-Energy”) on December 23, 2013 at Denver, Colorado via PR Newswire.

4.	Summary of Material Change

Ur-Energy announced the acquisition of Pathfinder Mines Corporation (“Pathfinder”). The Company announced the execution of the Share Purchase Agreement (“SPA”) on July 24, 2012 to purchase all the issued and outstanding shares of Pathfinder from its sole shareholder, an AREVA affiliate (“AREVA”). Subsequently, on December 16, 2013, the Company announced revised terms of the transaction.

Ur-Energy also closed its previously announced (December 19, 2013) private placement for gross proceeds of approximately US$5.18 million from the sale and issuance of 4,709,089 units at a purchase price of US$1.10 per unit. Each unit consists of one common share and one-half of a warrant to purchase one common share at an exercise price of US$1.35 per share. The warrants are exercisable for three years.

Ur-Energy and certain of its U.S. subsidiaries also have closed on a US$5.0 million redraw of the previously-announced secured loan facility (the “Amended Loan Facility”) with RMB Australia Holdings Ltd. (“RMBAH”).

5.	Full Description of Material Change

Ur-Energy announced the acquisition of Pathfinder Mines Corporation (“Pathfinder”). The Company announced the execution of the Share Purchase Agreement (“SPA”) on July 24, 2012 to purchase all the issued and outstanding shares of Pathfinder from its sole shareholder, an AREVA affiliate (“AREVA”). Subsequently, on December 16, 2013, the Company announced revised terms of the transaction.

Ur-Energy closed the transaction based on those revised terms comprising a cash payment, following pre-closing adjustments, of US$5,318,562, in addition to the escrow amount of $1,325,000 paid in 2012. The revised transactional terms also result in a royalty on future production from Pathfinder’s Shirley Basin property determined by the following market conditions: (i) if the reported spot price exceeds $55 prior to June 30, 2016 the 5% gross royalty is capped at US$6,625,000; (ii) if the reported spot price exceeds $45, but does not exceed $55 prior to June 30, 2016 the royalty cap is reduced to US$3,700,000; (iii) if the reported spot price does not exceed $45 prior to June 30, 2016 the royalty is terminated. The amount of production royalty, if triggered, may be purchased back at any time.

The Company’s geologic team has been assigned to compile all historic drilling data, confirm the data quality and initiate development planning for the Shirley Basin mineral trends. The result of these efforts will culminate in a NI 43-101 Technical Report. Concurrently, the Company will initiate the environmental baseline studies necessary to license the project as an in-situ recovery facility.

Ur-Energy also closed its previously announced (December 19, 2013) private placement for gross proceeds of approximately US$5.18 million from the sale and issuance of 4,709,089 units at a purchase price of US$1.10 per unit. Each unit consists of one common share and one-half of a warrant to purchase one common share at an exercise price of US$1.35 per share. The warrants are exercisable for three years. The securities are subject to a statutory four-month hold period. In connection with the financing, the Company has agreed to file a registration statement with the U.S. Securities and Exchange Commission registering the resale of the common shares issued as part of the units and the common shares issuable upon exercise of the warrants. Roth Capital Partners acted as lead placement agent for the transaction and co-placement agents were GVC Capital LLC and H.C. Wainwright & Co., LLC. A cash commission of 4.5% of the gross proceeds of the private placement was paid to the agents.

BlackRock, an insider of the Company, subscribed for 1,818,181 units under the financing. Following the closing of the financing, BlackRock holds approximately 14,627,361 common shares of the Company, or approximately 11.5% of the issued and outstanding shares. The participation of BlackRock in the financing constituted a Related Party Transaction within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”) of the Securities Act (Ontario). The board of directors of the Company determined that the transaction was exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 and, along with the audit committee, unanimously approved the financing, including BlackRock’s participation, as previously announced in the Company’s material change report dated December 20, 2013.

Ur-Energy and certain of its U.S. subsidiaries also have closed on a US$5.0 million redraw of the previously-announced secured loan facility (the “Amended Loan Facility”) with RMB Australia Holdings Ltd. (“RMBAH”). The Amended Loan Facility includes the following terms: scheduled repayments of principal commence March 31, 2014 at the rate of US$1,250,000 per quarter; currently, repayment is scheduled to conclude on December 31, 2014. As previously arranged, the Amended Loan Facility has an interest rate of LIBOR plus 7.5% per annum calculated quarterly. The Amended Loan Facility includes a security interest over the Pathfinder assets and other customary terms as set forth in the transaction documents.

Ur-Energy has used portions of the proceeds from the private placement and Amended Loan Facility to satisfy payments due in connection with the consummation of the acquisition of Pathfinder Mines Corporation. Other proceeds will be used for operations of Lost Creek and general working capital purposes.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Roger L. Smith, CFO/CAO

Ur-Energy Inc.

10758 W. Centennial Road, Suite 200
Littleton, Colorado 80127

Telephone: 720-981-4588

9.	Date of Report

December 30, 2013

Schedule A

Ur-Energy Concludes Acquisition of Pathfinder Mines and Closes Private Placement and Loan Facility Redraw

Littleton, Colorado (PR Newswire – December 23, 2013) Ur-Energy Inc. (TSX:URE, NYSE MKT:URG) (“Ur-Energy” or the “Company”) is pleased to announce the acquisition of Pathfinder Mines Corporation (“Pathfinder”). The Company announced the execution of the Share Purchase Agreement (“SPA”) on July 24, 2012 to purchase all the issued and outstanding shares of Pathfinder from its sole shareholder, an AREVA affiliate (“AREVA”). Subsequently, on December 16, 2013, the Company announced revised terms of the transaction.

Ur-Energy closed the transaction based on those revised terms comprising a cash payment, following pre-closing adjustments, of US$5,318,562, in addition to the escrow amount of $1,325,000 paid in 2012. The revised transactional terms also result in a royalty on future production from Pathfinder’s Shirley Basin property determined by the following market conditions: (i) if the reported spot price exceeds $55 prior to June 30, 2016 the 5% gross royalty is capped at US$6,625,000; (ii) if the reported spot price exceeds $45, but does not exceed $55 prior to June 30, 2016 the royalty cap is reduced to US$3,700,000; (iii) if the reported spot price does not exceed $45 prior to June 30, 2016 the royalty is terminated. The amount of production royalty, if triggered, may be purchased back at any time.

Wayne W. Heili, President and CEO of Ur-Energy commented, “The current temporary downturn in the uranium market has provided Ur-Energy with an excellent opportunity to make this strategic acquisition at a favorable cost. Adding Pathfinder Mines is an important step toward achieving our corporate objectives of growing our production profile and diversifying our project portfolio. This transaction brings an accretive set of assets and historic mineral resources to Ur-Energy, as the Pathfinder assets hold clear growth synergies with our current Wyoming holdings. We believe that Pathfinder’s Shirley Basin property is host to an exceptionally high-grade ISR-amenable uranium deposit that has similar characteristics to our producing Lost Creek Project.”

The Company’s geologic team has been assigned to compile all historic drilling data, confirm the data quality and initiate development planning for the Shirley Basin mineral trends. The result of these efforts will culminate in a NI 43-101 Technical Report. Concurrently, the Company will initiate the environmental baseline studies necessary to license the project as an in-situ recovery facility.

Ur-Energy also closed its previously announced (December 19, 2013) private placement for gross proceeds of approximately US$5.18 million from the sale and issuance of 4,709,089 units at a purchase price of US$1.10 per unit. Each unit consists of one common share and one-half of a warrant to purchase one common share at an exercise price of US$1.35 per share. The warrants are exercisable for three years. The securities are subject to a statutory four-month hold period. In connection with the financing, the Company has agreed to file a registration statement with the U.S. Securities and Exchange Commission registering the resale of the common shares issued as part of the units and the common shares issuable upon exercise of the warrants. Roth Capital Partners acted as lead placement agent for the transaction and co-placement agents were GVC Capital LLC and H.C. Wainwright & Co., LLC. A cash commission of 4.5% of the gross proceeds of the private placement was paid to the agents.

Jeffrey Klenda, Chairman of the Company, stated, “This financing enabled us to complete the acquisition of Pathfinder, which is an important component in Ur-Energy’s long-term development strategy. Moreover, one of our primary Company objectives has been to achieve an optimal balance between debt and equity in our financing efforts this year allowing us to recognize our operational and strategic growth objectives with minimal dilution in a challenging marketplace.”

Ur-Energy and certain of its U.S. subsidiaries also have closed on a US$5.0 million redraw of the previously-announced secured loan facility (the “Amended Loan Facility”) with RMB Australia Holdings Ltd. (“RMBAH”). The Amended Loan Facility includes the following terms: scheduled repayments of principal commence March 31, 2014 at the rate of US$1,250,000 per quarter; currently, repayment is scheduled to conclude on December 31, 2014. As previously arranged, the Amended Loan Facility has an interest rate of LIBOR plus 7.5% per annum calculated quarterly. The Amended Loan Facility includes a security interest over the Pathfinder assets and other customary terms as set forth in the transaction documents.

Ur-Energy has used portions of the proceeds from the private placement and Amended Loan Facility to satisfy payments due in connection with the consummation of the acquisition of Pathfinder Mines Corporation. Other proceeds will be used for operations of Lost Creek and general working capital purposes.

About Pathfinder Mines Corporation

Pathfinder owns the Shirley Basin and Lucky Mc (pronounced “Lucky Mac”) mine sites in the Shirley Basin and Gas Hills mining districts of Wyoming, respectively, from which it historically produced more than seventy-one million pounds of uranium, primarily from the 1960s through the 1990s. Internal historic reports prepared by Pathfinder estimate the presence of remaining resources at the two projects totalling approximately 15 million pounds U3O8. These historic reports estimate that the Shirley Basin project holds over 10 million pounds U3O8 at a GT (grade-thickness) cut off of 0.25 ft%. The average grade reported for the property is 0.21% U3O8. Lucky Mc holds an additional 4.7 million pounds U3O8 at similar grade. These historic resource calculations were reviewed by Ur-Energy during a due diligence investigation but a qualified person has not done sufficient work to classify the historical estimates as current mineral resources or mineral reserves under National Instrument 43-101 and Ur-Energy is not treating the historic estimate as current mineral resources or mineral reserves. The tailings facility at the Shirley Basin site is one of the few remaining facilities in the U.S. that is licensed by the United States Nuclear Regulatory Commission (“NRC”) to receive and dispose of byproduct waste material from other in-situ uranium mines.

About Ur-Energy

Ur-Energy is a junior uranium mining company operating the Lost Creek in-situ recovery uranium facility in south-central Wyoming. The Lost Creek processing facility has a two million pounds per year nameplate capacity with a one million pound annual rate planned from the mining areas at Lost Creek. Ur-Energy engages in the identification, acquisition, exploration development, and operation of uranium projects in the United States and Canada. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE MKT under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario. Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director IR/PR	Wayne Heili, President and CEO
303-269-7707	307-265-2373
866-981-4588	866-981-4588
rich.boberg@ur-energy.com	wayne.heili@ur-energy.com

Cautionary Note Regarding Forward-Looking Information

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., the proposed use of proceeds from the private placement and loan arrangements, anticipated expansion of resources and operations as a result of the assets acquired; the accretive value of the acquisition; the timing and results of data analyses toward a mineral resource technical report and permitting applications) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.